FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Sales Contract

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	October 24, 2007	By:	/s/ Won Seon Kim
			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Sales Contract

1. Details of Contract		“Soul of the Ultimate Nation” (SUN) license agreement
2. Details of Contract	Contracted Amount (Yen)	660,000,000
3. Other Parties to the Contract		GameOn
- Relationship to the Issuer		-
4. Sales Territory/Market		Japan
5. Contracted Period	From	-
	To	-
6. Conditions of Contract
1) Term of agreement: 3 years after commercial launch
2) Total agreement amount: ￥ 660,000,000
(Including minimum guarantee & incentives)
3) Details of contract
:Total agreement amount  includes minimum guarantee & incentives
:Running royalty: 28%/ 30%

7. Contract Date		10/24/2007
8. Other		-
❖ Relevant Disclosure -